Mail Stop 4561

August 7, 2008

By U.S. Mail and Facsimile to: (202) 457-6315

David L. Cox
Chairman of the Board, President and Chief Executive Officer
Emclaire Financial Corp.
612 Main Street
Emlenton, PA 16373

   Re: **Emclaire Financial Corp.**
       Amendment No. 1 to Registration Statement on Form S-1
       Filed August 1, 2008
       File No. 333-151993

Dear Mr. Cox:

   We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Form S-1 filed August 1, 2008

General

1. We note that you have changed the timing of the pricing of the offering such that the price will not be determined until the day before the closing of the conversion merger. In accordance with the conversions between the staff and counsel on this pricing change, please revise the prospectus to indicate that the fixed offering price will be determined prior to the date of effectiveness of the registration statement and briefly describe how such price was determined.

2.   We note your response to comment three in our letter dated July 8, 2008 and we reissue that comment. We also note that the company discloses that it has relied upon the appraisal in order to determine the minimum number of shares to be sold in the offering. Therefore, the staff believes that the contents of the appraisal are material to the investment decision, particularly given that the conversion merger will not be consummated unless the company sells this minimum number of shares that is derived from the appraisal. Consequently, please file the appraisal as an exhibit to the registration statement.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

       We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

       We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3419 with any other questions.

Sincerely,

Christian Windsor
Special Counsel

cc: Kevin M. Houlihan, Esquire
       Agata S. Troy, Esquire
       Patton Boggs LLP
       2550 M Street, NW
       Washington, DC 20037